

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

July 16, 2009

Hojabr Alimi
Chief Executive Officer
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, CA 94954

> **Re: Oculus Innovative Sciences, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 9, 2009**
> **File No. 333-158539**

Dear Mr. Alimi:

　　　We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.　　　Please note that we are not taking a position at this time regarding the accuracy of the analysis or the conclusions in your response to prior comment 1. Please refer to the acknowledgements at the end of this letter that Oculus must provide with any acceleration request.

Prospectus Summary, page 1

2.　　　We note your reference to your disclosure of approval procedures in response to prior comment 4:

Hojabr Alimi
Oculus Innovative Sciences, Inc.
July 16, 2009
Page 2

- Please revise the third paragraph to state clearly and prominently for what uses you are authorized to market and sell your products in the United States and to clearly distinguish how those authorized uses differ from authorization to use or sell your product as a "drug" or "medical device."   If you also elect to include in your summary authorizations in other countries or potential future uses of your product, that disclosure should be clearly identified as such and should appear after a clear summary of the scope of your FDA clearance; and

- Please expand the disclosure in your business description beginning on page 16 to include a full description of the scope of the FDA's statutory and regulatory requirements for approval of the products you intend to sell. You should describe requirements to submit a pre-market approval application to the FDA for review that is supported by extensive data, including technical, preclinical, clinical trials, manufacturing, and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the product. Include in your disclosure a description of the following regulatory issues, as applicable:

  - the FDA's statutory and regulatory requirements for approval of a new drug and the requirements of a New Drug Application;
  - device classification information
  - investigational device exemption requirements;
  - obligations of a sponsor of an investigational device exemption;
  - pre-market approval application requirements and conditions of approval;
  - duration of the process;
  - registration and labeling requirements;
  - advertising and promotion;
  - quality system regulation and manufacturing of the product;
  - post-market reporting and record-keeping requirements, including medical device reporting and reports of corrections or removals;
  - import and export requirements; and
  - potential sanctions for violations.

  Also, given your current authorizations, clarify the scope of the permitted marketing of your product and which statements made in your prospectus are consistent with your FDA authorization. For example, on page 16, you state that "[p]hysician clinical studies and usage in the United States suggest that our 510(k) product may shorten hospital stays."

Risk Factors, page 2

3.   Given your response to prior comment 3, it appears that you registered the resale of shares underlying the Series C warrants before those warrants were issued. Generally, it is inconsistent with Section 5 of the Securities Act to register shares for resale before the related private transaction is complete. Please tell us how registering the resale of the shares underlying the Series C warrants before those warrants were issued was consistent with Section 5.

Exhibit 5.1

4.   The opinion you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must opine on the legality of the issuance of each security covered by the registration statement. Your current exhibit 5.1 does not appear to opine on the warrants and units included in the fee table of your registration statement. Please file a revised opinion. Ensure that the opinion you file regarding securities that are essentially contractual obligations, like warrants, state whether the securities are binding obligations of the registrant under the state contract law governing the security; we note, for example, the reference to California law in exhibit 4.15.

5.   Refer to counsel's assumption in the fourth paragraph regarding sufficient authorized shares available for issuance when the warrants are exercised. You should not offer shares that are not authorized. Please obtain a revised opinion to clarify whether you currently have sufficient authorized shares. Also, please tell us whether you have reserved sufficient authorized shares for issuance upon exercise of the warrants. If so, please (1) tell us the steps you have taken to ensure that the shares remain reserved, and (2) ask your counsel to tell us why such a broad assumption without reference to the reserved shares is necessary and appropriate in the opinion.

6.   In light of the disclaimer regarding subsequent legal and factual developments in the final paragraph of the first page of this exhibit, counsel's opinion should be dated the same date on which you expect this registration statement to be declared effective. Please file a revised opinion.

7.   Please ask your counsel to confirm to us in writing that it concurs with our understanding that the reference and limitation to the "Delaware General Corporation Law" includes all applicable provisions of the Delaware Constitution. Please ask your counsel to provide this written confirmation as correspondence on the EDGAR system.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

Hojabr Alimi
Oculus Innovative Sciences, Inc.
July 16, 2009
Page 5

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

	Sincerely,

	Russell Mancuso
	Branch Chief

cc (via fax): Amy M. Trombly, Esq.